                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*



                          SHELBOURNE PROPERTIES I, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                    821373107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             DAVID J. HEYMANN, ESQ.
                        100 JERICHO QUADRANGLE, SUITE 214
                             JERICHO, NEW YORK 11753
                                 (516) 681-3636
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                FEBRUARY 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------------------------------
CUSIP No.   821373107
----------------------------------------------

--------- ---------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
          Michael L. Ashner
--------- ---------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) |_|
                                                                                                              (b) |_|
--------- ---------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
          N/A
--------- ---------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|

--------- ---------------------------------------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- ---------- ----------------------------------------------------------------------------------------

     NUMBER OF                   SOLE VOTING POWER
                      7
       SHARES                    56,500 shares (1)

    BENEFICIALLY      ---------- ----------------------------------------------------------------------------------------

      OWNED BY        8          SHARED VOTING POWER

        EACH          ---------- ----------------------------------------------------------------------------------------

     REPORTING                   SOLE DISPOSITIVE POWER
                      9
       PERSON                    56,500 shares (1)
                      ---------- ----------------------------------------------------------------------------------------
        WITH
                      10         SHARED DISPOSITIVE POWER
--------- ---------------------------------------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,500 shares (1)
--------- ---------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|

--------- ---------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.73%
--------- ---------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             IN
--------- ---------------------------------------------------------------------------------------------------------------
(1)  Comprised entirely of shares owned by HX Investors L.P. of which Mr. Ashner is the sole general partner.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                   SCHEDULE 13D



----------------------------------------------

CUSIP No.   821373107
----------------------------------------------

--------- ------------------------------------------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   1
           HX Investors L.P.
--------- ------------------------------------------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                   (a) |_|
                                                                                                              (b) |_|
--------- ------------------------------------------------------------------------------------------------------------------
   3      SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------------
          SOURCE OF FUNDS
   4
           OO
--------- ------------------------------------------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 |_|

--------- ------------------------------------------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6
           Delaware
--------------------- ---------- -------------------------------------------------------------------------------------------
                                 SOLE VOTING POWER
     NUMBER OF        7
                                 56,500 shares
       SHARES         ---------- -------------------------------------------------------------------------------------------

    BENEFICIALLY      8          SHARED VOTING POWER

      OWNED BY        ---------- -------------------------------------------------------------------------------------------

        EACH                     SOLE DISPOSITIVE POWER
                      9
     REPORTING                   56,500 shares
                      ---------- -------------------------------------------------------------------------------------------
       PERSON
                      10         SHARED DISPOSITIVE POWER
        WITH
--------- ------------------------------------------------------------------------------------------------------------------
   11
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,500 shares
--------- ------------------------------------------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                  |_|

--------- ------------------------------------------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.73%
--------- ------------------------------------------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

             PN
--------- ------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of Shelbourne Properties I, Inc. (the "Company"). The principal executive offices of the Company are located at 527 Madison Avenue, 16th Floor, New York, NY 10022.


Item 2.  Identity and Background

         (a)-(c) This statement is being filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by Michael L. Ashner, an individual and HX Investors L.P., a Delaware limited partnership ("HX" and, collectively with Mr. Ashner, the "Reporting Persons"). Mr. Ashner and HX are making this joint filing, because, as a result of his position as the sole shareholder and director of Exeter Capital Corporation ("Exeter"), the sole general partner of HX, Mr. Ashner may be deemed to beneficially own all of the shares of Common Stock held by HX.

         The business address of each of the Reporting Persons and Exeter is 100 Jericho Quadrangle, Suite 214, Jericho, New York 11753. The principal business of Exeter is to act as the general partner of HX. Mr. Ashner is principally employed as the Chief Executive Officer of Winthrop Financial Associates, a Limited Partnership ("Winthrop"). The principal business of Winthrop is that of managing and investing in real estate. The principal business address of Winthrop is 7 Bulfinch Place, Suite 500, Boston MA 02114. The principal business of HX is that of investing in shares of the Company and other similar corporations. Mr. Ashner is the sole general partner of HX.

         (d) None of the Reporting Persons has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) Mr. Ashner is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds used to purchase the shares of Common Stock held by HX was $1,805,100. The source of funds used to purchase such shares was capital contributions from partners of HX.


Item 4.  Purpose of Transaction.

         The Reporting Persons have acquired the shares of Common Stock reported herein with a view to making a profit on their investment. In light of their investment objectives, the Reporting Persons intend to consider appropriate methods of maximizing the value of their shares and, to the extent consistent with their investment objectives, shareholder value in general.

         In April 2001 Integrated Resources High Equity Partners, Series 85, A California Limited Partnership, was merged (the "Merger") into a wholly-owned subsidiary of the Company (the "Operating Partnership"). In connection with the Merger, Mr. Ashner was elected to serve as President and a director of the Company as well as President and the sole manager of Shelbourne Management LLC (the "Advisor"), the entity which was responsible for managing the day-to-day operations of the Company pursuant to an Advisory Agreement (the "Advisory Agreement") between the Advisor and the Company. In addition, Mr. Ashner is an affiliate of AP-PCC III, L.P., an entity that, since the Merger, has performed administrative services for the Company and of Kestrel Management L.P., an entity that, since the Merger, has performed property management services for the Company. At the time of the Merger, NorthStar Capital Investment Corp. ("NorthStar"), an entity unaffiliated with Mr. Ashner, beneficially owned the Advisor and approximately 33.24% of the Common Stock of the Company.

         In August 2001, Mr. Ashner resigned his positions as President and director of the Company and President and sole manager of the Advisor.

         Between October and December 2001, Mr. Ashner, together with a group controlled by Carl C. Icahn, entered into negotiations with NorthStar to acquire the Advisory Agreement and all shares of Common Stock then beneficially owned by NorthStar. The negotiations also related to the acquisition of advisory agreements between the Advisor and Shelbourne Properties II, Inc. ("Shelbourne II") and Shelbourne Properties III, Inc. ("Shelbourne III") and all shares of common stock then beneficially owned by NorthStar in Shelbourne II and Shelbourne III. The proposed transaction was subject to obtaining the approval of an independent committee of the board of directors of each of the Company, Shelbourne II and Shelbourne III. That approval was not obtained and on February 14, 2002, the Company repurchased all of the shares of Common Stock beneficially owned by NorthStar and the Advisory Agreement was contributed to the Operating Partnership. Similar transactions were consummated by Shelbourne II and Shelbourne III with respect to their respective advisory agreements and the shares of common stock of Shelbourne II and Shelbourne III owned by NorthStar. Mr. Ashner no longer has any arrangement with Mr. Icahn and his affiliates with respect to the Company, Shelbourne II or Shelbourne III.

         Since February 14, 2002, Mr. Ashner has had discussions with a member of the Company's board of directors with respect to potential amendments to the Company's Certificate of Incorporation and Bylaws and the appointment of new members to the Company's board of directors. However, no specific proposals have been made and no specific appointments have been proposed.

         The Reporting Persons intend to continue to discuss with the Company potential amendments to the Company's Certificate of Incorporation and Bylaws and the appointment of new members to the Company's board of directors and to otherwise closely monitor developments at the Company. The Reporting Persons may at any time and from time-to-time (i) acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, (ii) dispose of shares of Common Stock at prices deemed favorable in the open market, in privately negotiated transactions or otherwise, or (iii) act to institute measures to maximize the value of the Reporting Persons' shares and, to the extent consistent therewith, shareholder value in general, in each case, subject to applicable securities laws, as, if and when such acquisitions, sales or other actions are determined by the Reporting Persons to be in their best interests. Such actions of the Reporting Persons may include requesting one or more seats on the Company's board of directors, and/or, to the extent necessary, a proxy solicitation to achieve any of the above or other possible actions. Such actions of the Reporting Persons could also include one or more of the other transactions, changes or events specified in clauses (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons may seek meetings with the Board and/or seek to meet with other shareholders of the Company, in connection with their consideration of appropriate methods of maximizing the value of the Reporting Persons' shares and/or shareholder value in general. Depending on future developments, the plans of the Reporting Persons may change.


Item 5.  Interest in Securities of the Issuer.

         (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 839,286 shares of Common Stock outstanding which represents the number of shares reported outstanding in the Company's most recently filed report on Form 10-Q less the number of shares that the Company has disclosed it has repurchased from affiliates of NorthStar.

         As of the close of business on February 22, 2002:

          (i) HX owns 56,500 shares which constitute approximately 6.73% of the shares of Common Stock outstanding.

          (ii) Michael L. Ashner owns no shares of Common Stock directly. As the sole shareholder and director of Exeter, the sole general partner of HX, Mr. Ashner may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of all 56,500 shares owned by HX. Such shares constitute approximately 6.73% of the shares of Common Stock outstanding.

         (b) Mr. Ashner has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by HX.

         (c) Set forth on Schedule 1 hereto is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         Except as may otherwise be described in Item 4 hereto, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Company.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  February 25, 2002

                                        HX INVESTORS L.P.

                                        By: Exeter Capital Corporation
                                            General Partner


                                        By: /s/ Michael L. Ashner
                                            ----------------------------------
                                            Michael L. Ashner, General Partner



                                            /s/ Michael L. Ashner
                                        --------------------------------------
                                                   Michael L. Ashner

                                    EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(k)

                  In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of Common Stock of Shelbourne Properties I, Inc.
                                        HX INVESTORS L.P.

                                        By: Exeter Capital Corporation
                                            General Partner


                                        By: /s/ Michael L. Ashner
                                            ----------------------------------
                                            Michael L. Ashner, President



                                            /s/ Michael L. Ashner
                                        --------------------------------------
                                                   Michael L. Ashner

                                   SCHEDULE 1


         Set forth below is a description of all transactions in shares of Common Stock that were effected during the past sixty days by the Reporting Persons. All such transactions were purchases effected by HX on the open market.


         DATE                 NUMBER OF SHARES             PRICE PER SHARE
         ----                 ----------------             ---------------

         2/15/02                      100                       $33.30
         2/15/02                      900                       $33.50
         2/15/02                    1,000                       $33.50
         2/15/02                    2,000                       $34.00
         2/15/02                      500                       $34.05
         2/15/02                    1,100                       $34.05
         2/19/02                    1,400                       $34.00
         2/20/02                      400                       $33.51
         2/20/02                    2,000                       $34.00
         2/20/02                      200                       $34.50
         2/20/02                      400                       $35.00